
March 11, 2010

**via U.S. mail and facsimile**

Mr. Daniel L. Hefner, Chief Executive Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, FL 33619

> **RE:   American Fiber Green Products, Inc.**
> **Form 8-K Item 4.01**
> **Filed March 10, 2010**
> **File No. 0-28978**

Dear Mr. Hefner:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1.  In your next amendment, please ensure you file a Form 8-K/A, instead of a regular Form 8-K, as was the case with this filing on March 10, 2010.

2.  You disclose in 1d. that "During the most recent review periods, subsequent to September 30, 2009, there have been no reportable events with us as set forth in Item 304(a)(i)(v) of Regulation S-K." As previously requested, please amend your filing to disclose, if true, that during your two most recent fiscal years and any subsequent interim period through February 8, 2010, there have been no reportable events. Refer to Item 304(a)(1)(v) of Regulation S-K.

3.  We note there is extraneous information near the bottom of this filing, indicating that, among other things, your fiscal year ends February 28, your former accountants are PNC and you engaged your successor auditor on a date other than as previously disclosed. Please advise or remove this section in your amended filing.

4.  Please file the Exhibit 16 letter as a separate exhibit to the Form 8-K. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. Please ensure the date of this letter is reasonably close to the date on which the revised Form 8-K is filed. We note this is not the case with the current Exhibit 16 letter, which is dated February 22, 2010, but the revised Form 8-K was filed March 10, 2010.

\* \* \* \*

  Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter.  Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

        Sincerely,


        Jenn Do
        Staff Accountant